

DIVISION OF
INVESTMENT MANAGEMENT

October 12, 2010

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

RE: TICC Capital Corp.
     File Nos.: 333-169061 and 814-00638

Dear Mr. Boehm:

   We have reviewed the registration statement on Form N-2 of TICC Capital Corp. (the "Fund"), which was filed on August 26, 2010, for a universal shelf offering under Rule 415 under the Securities Act of 1933 ("1933 Act"). The Fund may offer, in one or more offerings or series, up to $50,000,000 of its common stock, preferred stock, subscription rights to purchase shares of common stock or warrants representing rights to purchase shares of common stock or preferred stock.

   The preferred stock, subscription rights and warrants being registered may be convertible or exchangeable into shares of common stock, at prices and on terms to be described in one or more supplements to the prospectus. In the event the Fund offers common stock, the offering price per share of the common stock, less any underwriting commissions or discounts, will generally not be less than the net asset value per share of the common stock at the time of the offering. The Fund may however, issue shares of its common stock pursuant to the prospectus at a price per share that is less than the net asset value per share (i) in connection with a rights offering to existing stockholders, (ii) with the prior approval of the majority of its common stockholders or (iii) under such other circumstances as the SEC may permit.

   Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated August 27, 2010, we performed a limited review of the registration statement. Your letter represented that the disclosure contained in the registration statement is substantially similar to the disclosure in the Fund's registration statement filed with the SEC in connection with a rights offering declared effective on May 16, 2008.

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Page 10

1.   Revise footnote (1) to the fee table to assert that the Example will also be updated accordingly.

2.   Since this shelf offering may also be used for preferred stock, please add a footnote undertaking to revise the fee table accordingly (annual expenses must be presented as a percentage of net assets attributable to common stock and a line item for dividends on preferred shares should be included, with appropriate revisions to the leverage disclosure).

3.   We note that Fund expenses appear to be increasing, inasmuch the Fund's expense ratio for the year ended December 31, 2009 was 3.40% and the Fund's expense ratio for the 3 months ended June 30, 2010 was 4.01%. The fee table presents gross expenses of 3.54%. Please explain supplementally why 3.54% is the correct expense ratio in light of the Fund's recent expense ratio history and revise the disclosure as needed.

4.   Please explain if the acquired fund fees and expenses line includes the proportional expenses of all of the Fund's investments in debt and equity collateralized loan obligations ("CLOs"). If not, why not? Please explain in your response letter the status of these products under the Investment Company Act of 1940 ("1940 Act").

Page 11

5.   Please extend the second sentence of footnote (6) for 12 months from the date of the prospectus (as compared to December 31, 2010), or revise the fee table as needed.

Page 33

6.   In the first paragraph, for comparative purposes disclose the Fund's interest income that is other than PIK for the periods discussed.

Page 36

7.   Disclose that the Fund's fair value policies and procedures are in writing, and in accordance with Section 2(a)(41) of the 1940 Act.

8.   In the second full paragraph, the Fund states that "the process for determining the fair value of a bilateral investment begins with determining the enterprise value of the portfolio company". Why is enterprise value the appropriate starting point in a fair value analysis? Is determining fair value by use of an enterprise methodology ever appropriate absent control? Please explain and revise the disclosure accordingly. See Section 2(a)(41) of the 1940 Act and SFAS No. 157, *Fair Value Measurements*, which is codified in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*.

Page 37

9.   Disclose the maximum percentage of Fund assets that may be invested in CLOs. Will the Fund invest in any CLOs where all of the information listed in the third sentence of the last paragraph is unavailable to it? What is the role, if any, of the broker that provides indicative prices and that arranges transactions in such investment vehicles, in the actual creation of such investment vehicles?

10.   What is the benefit of investing in CLOs as compared to a direct investment? What rights, if any, does the Fund have in the event of default or non-payment? Is the Fund exposed to any risks given the overseas locations for the issuers of the CLOs and collateralized debt obligations ("CDOs")? Please distinguish between CLOs and CDOs. Is there any leverage or management fee associated with the CLOs or CDOs? Will the financial statements of the CLOs and CDOs be available to the Fund for its fair value analysis? Revise the disclosure as needed, consistent with these comments. We may have further comment.

11.   Disclose whether the Fund's loans are expected to fully amortize during their lifetime. If not, revise the disclosure accordingly.

Page 42

12.   Insert the word "internal" before the word "credit" in the first sentence of the last paragraph.

Page 44

13.   Please explain how and why a Fund investment is structured to carry a zero interest rate (through October 30, 2014). Does this, in any way, disadvantage shareholders as to the payment of any component of the income or capital gain incentive fee?

General

14.   Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

15.   Since the Fund, in one or more offerings or series, may offer up to $50,000,000 of its common stock, preferred stock, subscription rights to purchase shares of common stock or warrants representing rights to purchase shares of common stock or preferred stock, a "form of" prospectus supplement should be filed for each type of deal.

16.   The Fund should provide the Rule 430A undertakings under Item 34.5 of Form N-2 if the takedown is to occur soon after effectiveness.

17.   With respect to each takedown the Fund should undertake to provide a firm legal opinion. The Fund should further ensure that appropriate exhibits are filed or incorporated by reference (*e.g.*, underwriting agreements).

18.   We note that certain portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

*   *   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

<p align="center">*   *   *   *   *   *</p>

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant